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                            April 23, 2021

       Suying Liu
       Chairman, Chief Executive Officer, and Chief Financial Officer Mountain Crest Acquisition Corp. III
       311 West 43rd Street
       12th Floor
       New York, NY 10036

                                                        Re: Mountain Crest
Acquisition Corp. III
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 29,
2021
                                                            CIK No. 0001853775

       Dear Dr. Liu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Report of Independent Registered Public Accounting Firm, page F-2

   1. Please amend your registration statement to have your auditor remove the language in the fourth paragraph which
states    and in accordance with auditing standards generally
                                                        accepted in the United
States of America.    Please refer to PCAOB Auditing Standard
                                                        3101.

              You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
       Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176
 Suying Liu
Mountain Crest Acquisition Corp. III
April 23, 2021
Page 2

or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameSuying Liu
                                                         Division of
Corporation Finance
Comapany NameMountain Crest Acquisition Corp. III
                                                         Office of Energy &
Transportation
April 23, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName